Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Double asterisks denote omissions.	Exhibit 10.15

DEVELOPMENT CONSULTANCY AGREEMENT

between

GENABLE TECHNOLOGIES LIMITED

and

SPARK THERAPEUTICS, LLC

This Development Consultancy Agreement (the “Agreement”) is entered into this 18th day of March, 2014 (the “Effective Date”), by and between Genable Technologies Limited, organized and existing under the laws of Ireland, and having a principal place of business at Media House, South County Business Park, Leopardstown, Dublin 18, Ireland (“Genable”) and Spark Therapeutics, LLC, organized and existing under the laws of Delaware, USA, and having a principal place of business at 34th Street and Civic Center Boulevard, 5th Floor, Philadelphia, PA 19104, USA (“Spark”).

Genable and Spark may collectively be referred to as the “Parties” and each a “Party”.

Spark and Genable agree as follows:

1.	BACKGROUND

1.1	Pursuant to agreements dated October 14, 2013, Spark has acquired or licensed from The Children’s Hospital of Philadelphia (“CHOP”) certain patent rights and confidential and trade secret information relating to the manufacture of adeno-associated virus vectors as therapeutic agents for various indications and conditions.

1.2	Genable has obtained from Spark an exclusive right and license under such patent rights and confidential and trade secret information for the development and commercialization of therapeutic agents for the treatment of rhodopsin-linked, autosomal dominant retinitis pigmentosa (RHO-adRP) (“RP”).

1.3	Spark has agreed to provide consultancy services to Genable to assist in the development of the Licensed Product.

1.4	Simultaneous with this Agreement, Spark and Genable have entered into the License Agreement and the Manufacturing Agreement.

2.	DEFINITIONS

2.1	“Affiliate(s)” shall mean any corporation, firm, partnership or other entity, which controls, is controlled by, or is under common control with, a Party. For purposes of this Paragraph 2.1, “control” shall mean direct or indirect ownership of fifty percent (50%) or more of the outstanding stock or other voting rights entitled to elect directors thereof or the ability to otherwise control the management of such corporation, firm, partnership or other entity. Notwithstanding the foregoing, CHOP shall be deemed not to be an Affiliate of Spark.

2.2

“Clinical Trial” means an investigation in human subjects and/or patients intended to discover or verify the clinical, pharmacological and/or other pharmacodynamic effects of a Licensed Product, and/or to identify any adverse reactions to a Licensed Product, and/or to study absorption, distribution, metabolism, and/or excretion of a Licensed Product with the objective of ascertaining its safety, activity and/or efficacy.

2.3	“Commercially Reasonable Efforts” means the carrying out of applicable obligations under this Agreement in a commercially reasonable manner using efforts and resources consistent with the practice of biological development consulting companies of a similar size and resources, both financial and otherwise, to those of Spark, and in any event not less than reasonable efforts and resources, considering the nature of the obligations and their relation to their applicable development program;

2.4	“First Commercial Sale” means the first sale during a full scale commercial launch by or on behalf of Genable or its sublicensees of Licensed Products in an arm’s length transaction to an independent third party in any country in the Territory after all applicable required Regulatory Approvals in such country, in exchange for cash or some cash equivalent to which value can be assigned for the purpose of determining Net Sales.

2.5	“GT038” means a gene therapeutic comprising an AAV vector containing DNA encoding an RNAi targeting rhodopsin in combination with an AAV vector containing DNA encoding a rhodopsin gene for the treatment of RP, which is in development by Genable as of the Effective Date, and as such gene therapeutic may be modified after the Effective Date.

2.6	“License Agreement” means the license of even date entered into by the Parties for the license of intellectual property of Spark, subject to terms and conditions set out therein.

2.7	“Licensed Field” means adeno-associated virus (“AAV”) based therapeutic agents for the treatment of RP.

2.8	“Licensed Products” means any product incorporating GT038 in the Licensed Field sold by or on behalf of Licensee, its Affiliates, licensees or its sublicensees, the manufacture, use or sale of which utilizes Confidential Know-How of Spark. For the avoidance of doubt, all products supplied by Spark to Genable pursuant to the Manufacturing Agreement shall be deemed to utilize Confidential Know-How of Spark.

2.9	“Licensed Territory” means worldwide.

2.10	“Manufacturing Agreement” means the manufacturing agreement of even date entered into by the Parties pursuant to which Spark is appointed the exclusive manufacturer of the Licensed Product for Genable, subject to terms and conditions set out therein.

2.11	“Net Sales” means the total gross receipts invoiced by Genable, its Affiliates, licensees and sublicensees for sales, including transfers of Licensed Products to others for value or making Licensed Products available to others for value, of Licensed Products by or on behalf of Genable, its Affiliates, licensees or sublicensees, less:

(a)	sales returns and allowances actually given to third parties, including, trade, quantity and cash discounts and other adjustments (retroactive or otherwise), including, but not limited to, those granted on account of price adjustments, billing errors, rejected goods, damaged or defective goods, recalls, returns, rebates, stocking allowances, reimbursements or similar payments actually made to customers, wholesalers or distributors, provided however that any discretionary rebates, discounts, adjustments or similar payments shall be commercially reasonable and consistent with standard industry practices;

(b)	insurance and freight charges and transportation costs actually paid to third parties for the shipment of Licensed Products;

(c)	customs or excise duties, sales tax, consumption tax and other taxes (except income taxes) or duties relating to sales of Licensed Products to third parties that are actually paid by Genable; and

(d)	invoiced amounts that are subsequently written off as uncollectible, provided that if any such amounts are collected after having been written off, such amounts shall thereupon be reincluded in Net Sales.

No deductions shall be made for commissions paid to any third party or individual (whether they be with independent sales agencies or regularly employed by Genable, its Affiliates, licensees or sublicensees, and on its payroll) or for the cost of collections.

Notwithstanding the foregoing, “Net Sales” shall not include amounts (i) for any Licensed Product furnished to a third party for use in Clinical Trials, for compassionate use or as promotional samples, in either case for which payment (other than the cost of the Licensed Product) is not intended to be received or (ii) from sales or other dispositions of Licensed Products among Licensee and any of its Affiliates, licensees or sublicensees, unless the Affiliate, licensee or sublicensee, as the case may be, is an end-customer of such Licensed Product.

2.12	“Project Director” shall mean [**] of Spark or such other person as the parties may agree in writing.

2.13	“Project Staff” shall mean all of the personnel of Spark listed in Appendix B who will be available to Genable pursuant to this Agreement, or such other person as the parties may agree in writing.

2.14	“Regulatory Approval” means the final approval to market the Licensed Product in any country of the Territory, including pricing and reimbursement approval and any other approval which is required to launch the Licensed Product in the normal course of business.

2.15	“Services” means such consultancy services to be provided by Spark which are set out in Appendix A.

2.16	“Specified Term” means, on a country by country basis, ten (10) years from the First Commercial Sale of the Licensed Product in such country of the Licensed Territory.

2.17	“Term” shall have the meaning assigned to it in Paragraph 11.1.

2.18	“$” means United States Dollars.

3.	APPOINTMENT

3.1	Genable shall engage Spark on a non-exclusive basis to provide the Services to Genable on the terms of this Agreement.

3.2	The engagement of Spark shall commence on the Effective Date and shall continue unless and until terminated as provided by the terms of this Agreement.

3.3	During the Term, Spark shall use Commercially Reasonable Efforts to provide all necessary resources in order to perform the Services in accordance with Appendix A.

3.4	Spark shall not sub-contract the performance of the Services without the prior written consent of Genable, provided that nothing in this Agreement shall restrict Spark from employing contractors (provided such contractors have been agreed to by Genable in advance in writing, such agreement not to be unreasonably withheld or delayed) to perform ancillary aspects of the Services under its supervision and Genable acknowledges that the Project Director and members of the Project Staff may comprise personnel employed by Spark as consultants or contractors rather than as employees. Spark shall be responsible for any services it sub-contracts to a third party as if it had performed those services itself.

3.5	During the Term of this Agreement, Spark shall not develop or market, whether alone or in conjunction with any third party, any product in the Licensed Field which would compete with the Licensed Product (“Competing Product”). In the event that Spark should develop and/or market any Competing Product during the Term, Genable shall be entitled to terminate this Agreement with immediate effect and no royalty payments under this Agreement shall be due to Spark thereafter.

4.	DUTIES AND OBLIGATIONS

4.1	Spark shall use Commercially Reasonable Efforts to perform the Services for Genable during the Term.

4.2	Spark warrants it shall perform its Services, using Commercially Reasonable Efforts, with suitably qualified staff and all necessary resources, in accordance with the current standards of skill, care and diligence normally practiced by recognized reputable firms in performing services of a similar nature.

4.3	Spark shall perform the Services in compliance with all applicable laws, enactments, orders and regulations and will obtain and maintain in force for the term of this Agreement all licenses, permissions and authorizations, consents and permits needed to perform the Services, provided that, Spark’s failure to comply with the foregoing obligations of this Paragraph 4.3 shall not constitute a breach of this Agreement unless and until Genable has notified Spark in writing of the noncompliance and Spark has failed to correct the noncompliance within [**] days thereafter.

4.4	Spark covenants and undertakes to Genable that Spark shall use Commercially Reasonable Efforts to make available all staff, facilities, equipment and other resources as may be necessary to support the provision of the Services pursuant to this Agreement.

4.5	The Services shall be carried out under the personal direction and supervision of the Project Director using suitably qualified Project Staff.

4.6	In the event that the Project Director becomes unable or unwilling to continue the Services, and a substitute project director of reasonably comparable seniority and qualifications is not available, Genable shall have the option, at its sole discretion, to terminate this Agreement. If the Parties do not agree as to whether an available substitute project director has reasonably comparable seniority and qualifications, such disagreement shall be resolved in accordance with Article 12.

4.7	Unless it or he has been specifically authorized to do so by Genable in writing:

(a)	neither Spark nor the Project Director shall have any authority to incur any expenditure in the name of or for the account of Genable; and

(b)	Spark shall not, and shall procure that the Project Director shall not, hold itself out as having authority to bind Genable.

4.8	Spark shall maintain appropriate records of its performance of the Services, including notes, records, tables, data and correspondence generated and compiled by Spark during the course of carrying out the Services for Genable during the Term and for such period of time thereafter as specified in Appendix A. Genable shall own, and Spark shall deliver to Genable, the deliverables specified in Appendix A.

4.9	Spark may not publish any articles or make any presentations relating to this Agreement or to any project hereunder or referring to any data, information, materials, and results relating to Licensed Products and generated as part of the Services, in whole or in part, without the prior written consent of Genable.

4.10	Spark shall notify Genable as specified in the Manufacturing Agreement if the FDA or any other governmental or regulatory authority requests permission to or does inspect, Spark’s facilities during the term of this Agreement and will provide in writing to Genable, copies of all materials, correspondence, statements, forms and records which Spark receives, obtains or generates pursuant to any such inspections to the extent specified in the Manufacturing Agreement.

4.11	Spark agrees that all sites and resources used by Spark for the provision of the Services may be audited by Genable at any time during the Term to ensure that the Services are being conducted in accordance with the terms of this Agreement as well as in compliance with rules and regulations to the extent specified in the Manufacturing Agreement.

5.	STEERING GROUP

5.1	It is recognized by the Parties that in order to define the Services to be provided by Spark, the Parties will establish a Steering Group. The role and remit of the Steering Group will be to facilitate coordination between the Parties with respect to the planning and execution of all activities in the Services in order to optimize timing and quality of all activities leading to the commercialization of the Licensed Product. Notwithstanding the foregoing, Genable shall have the final decision at all times in relation to the development and commercialization of the Licensed Product.

5.2	The Steering Group shall have an equal number of members from each of the Parties and the total size of the Steering Group shall not exceed [**] people. A representative of [**] shall act as the chairman of the Steering Group.

5.3	Each member of the Steering Group shall have one vote at meetings of the Steering Group provided however that in the event of any deadlock, the chairman of the Steering Group shall have a casting vote with respect to the development and commercialization of the Licensed Product. The Steering Group shall not have any power, and the chairman of the Steering Group shall not have any power through his or her casting vote, to amend, or waive compliance with, the terms of this Agreement.

5.4	Unless otherwise agreed by the parties, the Steering Group shall meet at least [**], such meetings to continue until the completion of the Services. Meetings may be held by telephone, videoconference, or in person provided that the parties shall meet in person at least [**]. Each Party shall bear all of the costs and expenses in relation to its nominees participating on the Steering Group.

5.5	Within [**] days of each meeting of the Steering Group, the chairman of the Steering Group will prepare and issue minutes of the meeting to each of the Parties.

5.6	Each Party may at any time remove and/or replace any of its appointees on the Steering Group save that (i) the Project Director must at all times be a member of the Steering Group and (ii) the written consent of Genable is required for any replacement by Spark of any its nominees on the Steering Group which shall not unreasonably be withheld or denied.

5.7	The Steering Group has the authority to appoint sub-committees as required, who will make recommendations and report to the Steering Group.

6.	PAYMENTS

6.1	As compensation for Spark performing and completing all of the Services pursuant to this Agreement and for the Licensed Product securing Regulatory Approval, Genable shall pay Spark a royalty of [**]% on Net Sales of the Licensed Product in the Licensed Field for the Specified Term. This shall be the sole payment due to Spark for the provision of the Services. Such royalty shall be in addition to the royalties payable by Genable to Spark pursuant to the License Agreement.

6.2	Sublicense Revenues:

6.2.1	For any licenses or sublicenses granted by Genable during the term of this Agreement, Genable shall pay to Spark the royalties according to this Agreement on Net Sales of the Licensed Products by Affiliates, licensee(s) and sublicensee(s) as if such sales were Net Sales from Licensed Products by Genable.

6.2.2	For the avoidance of doubt, any payments received by Genable from a licensee or sublicensee such as for the funding of research and/or development, or for the granting of any commercialization rights including any milestone or other upfront payments, shall not be considered to be part of Net Sales.

6.3	On sales of Licensed Products by Genable or Affiliates, licensees or sublicensees made other than in an arm’s-length transaction, the value of the Net Sales attributed under this Article 6 to such a transaction shall be that which would have been received in an arm’s-length transaction, based on sales of like quantity and quality products on or about the time of such transaction.

6.4	All payments due to Spark from Genable shall be payable within [**] days of the end of the calendar quarter in which the applicable Net Sales occur.

6.5	Payments made by Genable to Spark shall be delivered by wire transfer in U.S. Dollars (unless otherwise specifically agreed by the parties in writing) to the designated bank account of Spark in accordance with such timely written instructions as Spark shall from time to time provide.

7.	RECORD KEEPING

7.1	Genable agrees to keep accurate and correct records of Licensed Products appropriate to determine the amount of royalties due Spark. Such records shall be retained for at least [**] years following a given reporting period. The records shall be available, [**], during normal business hours for inspection at the expense of Spark by an accountant or other designated auditor selected by Spark (and reasonably acceptable to Genable) for the sole purpose of verifying reports and payments hereunder. Genable may only object to an auditor selected by Spark for good cause shown. The accountant or auditor shall only disclose to Spark information relating to the accuracy of reports and payments made under this Agreement. If an inspection shows an underreporting or underpayment in excess of [**] percent ([**]%) for any twelve (12) month period, then Genable shall reimburse Spark for the reasonable cost of the inspection at the time Genable pays the unreported royalties, including any late charges as required by Paragraph 7.2 of this Agreement. All payments required under this Paragraph 7.1 shall, if not disputed by Genable, be due within [**] days of the date Spark provides Genable notice of the payment due.

7.2	Late charges will be assessed by Spark on any undisputed overdue payments, and on all disputed overdue payments that are determined not to have been correctly disputed, at a rate of [**] percent ([**]%) per month. The payment of such late charges shall not prevent Spark from exercising any other rights it may have as a consequence of the lateness of any payment.

8.	FINANCIAL REPORTS

8.1	Genable shall report to Spark the date of the First Commercial Sale in each country in the Licensed Territory within [**] days of such occurrence.

8.2	Genable shall submit to Spark within [**] days after each calendar quarter ending March 31, June 30, September 30, and December 31 a royalty report setting forth for the preceding quarterly period the amount of the Licensed Products sold by or on behalf of Genable or by an Affiliate, licensee or sublicensee in each country within the Licensed Territory, the Net Sales, and the amount of royalty or other payment accordingly due. With each such royalty report, Genable shall submit payment of the earned royalties due. If no earned royalties are due to Spark for any reporting period, the written report shall so state. The royalty report shall be certified as correct by an authorized officer of Genable and shall include a detailed listing of all deductions made under Paragraph 2.11 to determine Net Sales made under Paragraph 6.1 to determine royalties due.

8.3	Royalties due under Paragraph 6.1 shall be paid in U.S. dollars. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the New York foreign exchange rate quoted in The Wall Street Journal on the day that the payment is due. Any loss of exchange, value taxes, or other expenses incurred in the transfer or conversion to U.S. dollars shall be paid entirely by Genable. The royalty report required by Paragraph 8.2 of this Agreement shall accompany each such payment and a copy of such report shall also be mailed to Spark at its address for notices as specified in Paragraph 13.6 of this Agreement.

8.4	All plans and reports required by this Article 8 and marked confidential by Genable shall be treated by Spark as commercial and financial information obtained from a person and as privileged and confidential.

8.5

If applicable laws of Ireland require that taxes be withheld with respect to any payments by Genable to Spark under this Agreement, Genable will: (a) deduct those taxes from the remittable payment, (b) pay the taxes to the proper taxing authority, and (c) send evidence of the obligation together with proof of tax payment to Spark on a timely basis following that tax payment. If Spark is a taxable entity in the United States and is therefore entitled to the benefits of the double taxation treaty between Ireland and the United States, and Spark provides Genable with a Form 6166 from the United States Internal Revenue Service with respect to such taxable status, at or prior to the time of any payment potentially subject to the Irish withholding tax is made hereunder, then payments made by Genable to Spark hereunder shall be made without withholding tax; provided that, if such double taxation treaty is modified after the Effective Date so that payments to Spark hereunder are subject to withholding taxes, Genable shall give notice to Spark of such change and shall pay to Spark such additional amount as may be necessary so that Spark shall receive, after deduction of such withholding tax, the amount which Spark would have received in the absence of such withholding tax less [**] percent ([**]%) of the withholding tax amount (i.e., the Parties [**] percent ([**]%) of the withholding tax amount). If Spark is not able to meet the above criteria for withholding tax treaty benefits, then Genable shall make payments less any required withholding tax, and such withholding taxes required under Irish law shall be borne solely by Spark. If Genable or any successor or assign of Genable makes any payment to Spark hereunder in a manner that subjects such payment to a withholding tax obligation under the laws of any jurisdiction other than those of Ireland (i.e., either by such entity being or becoming domiciled in any jurisdiction other than Ireland or by such entity making any payment to Spark from a jurisdiction outside of Ireland), then Genable shall give notice to Spark of such requirement and shall pay to Spark such additional amount as may be necessary so that Spark shall receive, after deduction of such withholding tax, the amount which Spark would have received in the absence of such withholding tax. Each Party agrees to cooperate with the other Party in claiming refunds or exemptions from such deductions or withholdings under any relevant agreement or treaty which is in effect (e.g., Genable shall not withhold Irish withholding tax without first confirming with Spark that Spark is not able to provide the documentation of its taxable status as described above). The Parties shall discuss and cooperate regarding applicable mechanisms for minimizing such taxes to the extent possible in compliance with applicable law. In addition, the Parties shall cooperate in accordance with applicable law to minimize indirect taxes (such as value added tax, sales tax, consumption tax and other similar taxes) in connection with this Agreement.

9.	WARRANTIES

9.1	Spark and Genable offer no warranties other than those specified in this Agreement.

9.2	Spark represents and warrants to Genable that this Agreement has been duly executed and delivered by a duly authorized officer of Spark and constitutes the valid and legally binding obligations of Spark enforceable against Spark according to its terms except as enforceability of this Agreement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally.

9.3	Genable represents and warrants to Spark that this Agreement has been duly executed and delivered by a duly authorized officer of Genable and constitutes the valid and legally binding obligations of Genable enforceable against Genable according to its terms except as enforceability of this Agreement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally.

9.4	Each of the Parties shall indemnify, defend and hold harmless the other Party from all actions, losses, claims, demands, damages, costs and liabilities (including reasonable attorneys’ fees) to which the other Party is or may become liable insofar as they arise out of any breach by the first Party of any of its obligations or warranties under this Agreement.

9.5	Each Party shall when seeking an indemnity pursuant to Paragraph 9.4 shall:

(a)	fully and promptly notify the indemnifying Party of any claim or proceedings, or threatened claim or proceedings;

(b)	permit the indemnifying Party to take full control of such claim or proceedings, with counsel of such indemnifying Party’s choice, provided that the indemnifying Party shall reasonably and regularly consult with the indemnified Party in relation to the progress and status of such claim or proceedings;

(c)	co-operate in the investigation and defense of such claim or proceedings; and

(d)	take all reasonable steps to mitigate any loss or liability in respect of any such claim or proceedings.

The indemnifying Party may settle a claim on terms which provide only for monetary relief and do not include any admission of liability. Save as aforesaid, neither the indemnifying Party nor the Party to be indemnified shall acknowledge the validity of, compromise or otherwise settle any claim without the prior written consent of the other, which shall not be unreasonably withheld or delayed.

9.6	NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NEITHER SPARK NOR GENABLE SHALL BE LIABLE TO THE OTHER BY REASON OF ANY REPRESENTATION OR WARRANTY, CONDITION OR OTHER TERM OR ANY DUTY OF COMMON LAW, OR UNDER THE EXPRESS TERMS OF THIS AGREEMENT, FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL OR PUNITIVE LOSS OR DAMAGE (OR FOR ANY LOSS OF CURRENT OR FUTURE PROFITS, LOSS OF ENTERPRISE VALUE) LOSS OF USE, LOSS OF SAVINGS OR ANTICIPATED SAVING, LOSS OF GOODWILL, LOSS OF DATA OR LOSS OF BUSINESS OR ANTICIPATED BUSINESS, WHETHER OCCASIONED BY THE NEGLIGENCE OF THE RESPECTIVE PARTIES, THEIR EMPLOYEES OR AGENTS OR OTHERWISE.

9.7	Nothing in this Agreement shall have the effect of excluding or limiting any liability for death or personal injury caused by negligence or for fraud.

10.	CONFIDENTIALITY

10.1

Each Party undertakes with the other that it shall keep, and that it shall procure that its respective directors and employees keep secret and confidential all know-how, technical, business and other information that has the quality of confidentiality and that is communicated to it by the other Party under or in respect of this Agreement or acquired from any other Party as a result of this Agreement (“Confidential Information”) and shall not disclose the same or any part of the same to any person whatsoever SAVE THAT either Party may disclose Confidential Information to its Affiliates and sublicensees and any of its directors, employees or consultants who are directly or indirectly legitimately involved with the Spark Intellectual Property and its exploitation and who require the said Confidential Information for the purposes of the said involvement.

10.2	The non-disclosure provision of Paragraph 10.1 shall not apply to:

(a)	Confidential Information in the public domain otherwise than by breach of this Agreement;

(b)	Confidential Information in the lawful possession of a Party prior to disclosure by any other Party as evidenced by written records;

(c)	Confidential Information that was created independent of disclosure as evidenced by written records; or

(d)	Confidential Information obtained from a third party who is free to divulge the same.

10.3	The obligations of each Party under this Article 10 shall continue in force notwithstanding the termination of this Agreement.

10.4	Any Confidential Information disclosed by the disclosing Party shall be used by the receiving Party exclusively for the purposes of fulfilling the receiving Party’s rights and obligations under this Agreement and for no other purpose.

10.5	A Party (the “Required Party”) will be entitled to make a disclosure or public statement concerning the existence, subject matter or any term of this Agreement, or to disclose Confidential Information that the Required Party is required to make or disclose pursuant to:

(a)	a valid order of a court or governmental authority; or

(b)	any other requirement of law or any securities or stock exchange;

provided that if the Required Party becomes legally required to make such announcement, public statement or disclosure hereunder, the Required Party shall (to the extent possible) give the other Party prompt notice of such fact to enable the other Party to seek a protective order or other appropriate remedy concerning any such announcement, public statement or disclosure, including confidential treatment and/or appropriate redactions.

10.6	The Required Party shall fully co-operate with the other Party in connection with that other Party’s efforts to obtain any such order or other remedy. If any such order or other remedy does not fully preclude announcement, public statement or disclosure, the Required Party shall make such announcement, public statement or disclosure only to the extent that the same is legally required.

11.	TERM AND TERMINATION

11.1	This Agreement is effective beginning with the Effective Date and shall extend with respect to the provision of Services until the later of Regulatory Approval of the Licensed Product in the US or in the EU and with respect to the payment of royalties hereunder until the expiration of the last-to-expire Specified Term, unless sooner terminated as provided in this Article 11 (“Term”).

11.2	A Party shall be entitled to terminate this Agreement with immediate effect by giving notice in writing to the other Party if:

(i)	the other Party fails to pay any amount due under this Agreement on the due date for payment and remains in default not less than [**] days after being notified in writing to make such payment, provided that, if the paying Party in good faith disputes any such amount, provides notice of such dispute to the other Party, institutes dispute resolution pursuant to Article 12 and pays all undisputed amounts prior to the end of such [**] day period, this Agreement shall not terminate if the paying Party pays all amounts finally determined to be payable in such dispute resolution within [**] days after such final determination; or

(ii)	the other Party commits a material breach of its obligations under this agreement and (if such breach is remediable) fails to remedy that breach within a period of [**] days after receipt of notice in writing requiring it to do so; or

(iii)	the other Party becomes insolvent, or if an interim order is applied for or made, or a voluntary arrangement approved, or a voluntary arrangement is proposed or approved or an administration order is made, or a receiver or administrative receiver is appointed over any of the other Party’s assets or undertaking or a winding-up resolution or petition is passed or presented (otherwise than for the purposes of reconstruction or amalgamation), or if any circumstances arise which entitle the court or a creditor to appoint a receiver, administrative receiver or administrator or to prevent a winding-up petition or make a winding-up order, or other similar or equivalent action is taken against or by the other Party by reason of its insolvency or in consequence of debt, or if the other party makes any arrangement with its creditors.

11.3	Genable shall have a unilateral right to terminate this Agreement without cause by giving Spark ninety (90) days prior written notice to that effect.

11.4	In the event that this Agreement is terminated by Genable at any point in time pursuant to Paragraph 4.6 or Paragraph 11.2, then:

11.4.1	if such termination occurs prior to the [**], the royalty payable to Spark pursuant to Paragraph 6.1 shall cease with immediate effect and no further payment shall thereafter be due to Spark pursuant to this Agreement; or

11.4.2	if such termination occurs after the [**], the royalty payable to Spark pursuant to Paragraph 6.1 shall be reduced to [**] percent ([**]%) of the royalty that would be applicable in the absence of such termination and Genable’s obligation to pay such reduced royalty shall survive termination of this Agreement; or

11.4.3	if such termination occurs after the [**], the royalty payable to Spark pursuant to Paragraph 6.1 shall be reduced to [**] percent ([**]%) of the royalty that would be applicable in the absence of such termination and Genable’s obligation to pay such reduced royalty shall survive termination of this Agreement; or

11.4.4	if such termination occurs after the [**], the royalty payable to Spark pursuant to Paragraph 6.1 shall not be reduced and Genable’s obligation to pay such full royalty shall survive termination of this Agreement.

The royalty reductions set forth in this Paragraph 11.4, if any, shall be in lieu of any claim for damages that Genable might otherwise have the right to make based on the circumstances giving rise to Genable’s termination pursuant to Paragraph 4.6 or Paragraph 11.2 and shall constitute Genable’s sole and exclusive remedy therefor.

11.5	Termination of this Agreement will not relieve any party from any obligation that has accrued prior to termination.

11.6	The following provisions of this Agreement shall survive termination: 4.8, 6, 7, 8, 10, 11.4, 11.5, 13.5, 13.8,

12.	DISPUTES

12.1

If a dispute arises which cannot be resolved in the normal course of events, any Party to the dispute may give notice in writing to the others specifying the subject matter of the dispute and its proposal for its resolution. For the avoidance of doubt, Genable shall have the final decision at all times in relation to the development and commercialization of the Licensed Product and no such decision by Genable shall be subject to this dispute mechanism. The Parties must procure that the dispute is considered by their respective authorized representatives and that such authorized representatives use all reasonable endeavors, in good faith, to resolve the dispute within [**] days of the date of the notice specifying the dispute. If the authorized representatives reach agreement on the matter in dispute in the period specified in this Paragraph 12.1, the Parties shall procure that their respective representatives sign a joint memorandum to that effect recording the resolution and procure that such agreement is fully and promptly carried into effect.

12.2	If the authorized representatives fail to reach agreement, any Party may refer the matter to the Chief Executive Officers of the Parties (together the “Senior Officers”). The Parties shall respectively procure that the Senior Officers attempt in good faith to resolve the dispute. If the Senior Officers reach agreement on the matter in dispute within [**] days of the dispute being referred to them (or such other period as the Parties may mutually agree in writing) the Parties shall procure that their respective Senior Officers shall sign a joint memorandum to that effect recording the resolution and procure that such agreement is promptly and fully carried into effect.

12.3	The dispute resolution procedure shall have been exhausted if the matter in dispute:

(a)	has not been resolved in accordance with Paragraph 12.1 within the relevant period and is not referred to the Senior Officers within the relevant period; or

(b)	where it is so referred, has not been resolved in accordance with Paragraph 12.2 within the relevant period.

12.4	For the avoidance of doubt, the fact that the dispute resolution procedure has been exhausted without resolution shall not prevent the Parties from agreeing that the dispute be referred to an independent alternative form of dispute resolution and/or to arbitration.

12.5	The foregoing provisions shall not prevent either Party from commencing legal proceedings or applying to the court for injunctive or other interim relief at any time.

12.6

Any controversy or claim related to or arising out of this Agreement (other than a patent dispute) shall be settled by arbitration conducted on a confidential basis under the Commercial Arbitration Rules of the International Centre for Dispute Resolution (“ICDR”) in effect at the time of the arbitration (“Rules”). Any arbitration shall be held in Manhattan, New York before one disinterested arbitrator selected by the mutual agreement of the Parties; provided, however, that if the Parties are unable to agree on the arbitrator within [**] days, the arbitrator shall be appointed in accordance with the Rules. Any Party desiring arbitration shall serve on the other Party pursuant to Section 16.6 and the regional case management center of the ICDR administering cases for such location in accordance with the aforesaid Rules, its notice of intent to arbitrate (“Arbitration Notice”). All arbitrations shall be administered by the ICDR.

12.7	The arbitrator shall have no authority to award damages expressly precluded under this Agreement. The award of the arbitrator shall be final and binding upon the parties and judgment upon such award may be entered and enforced in any court of competent jurisdiction. Unless the arbitrator for good cause determines otherwise, the costs and expenses of the arbitrator shall be shared equally by the parties and each party will bear its own attorneys’ fees and other costs associated with the arbitration proceeding. If court proceedings to stay litigation or compel arbitration are necessary, the party that unsuccessfully opposes such proceedings will pay all associated costs, expenses and attorneys’ fees that are reasonably incurred by the other party.

13.	GENERAL PROVISIONS

13.1	Neither Party may waive or release any of its rights or interests in this Agreement except in writing. The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right by such Party or excuse a similar subsequent failure to perform any such term or condition by Genable.

13.2	This Agreement, together with the Manufacturing Agreement and License Agreement, constitutes the entire agreement between the Parties relating to the subject matter, and all prior negotiations, representations, agreements, and understandings are merged into, extinguished by, and completely expressed by such agreements.

13.3	The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law such determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

13.4	If either Party desires a modification to this Agreement, the Parties shall, upon reasonable notice of the proposed modification by the Party desiring the change, confer in good faith to determine the desirability of such modification. No modification will be effective until a written amendment is signed by the signatories to this Agreement or their designees.

13.5	The construction, validity, performance, and effect of this Agreement shall be governed by the Laws of the State of New York and, subject to Article 12, any and all actions or proceedings relating to this Agreement shall be brought and pursued exclusively in the federal or state courts sitting in United States District Court for the Southern District of the State of New York.

13.6	Any notice required to be given under this Agreement shall be in writing and shall be delivered personally, or sent by pre-paid post or recorded delivery or by commercial courier, to each Party required to receive the notice at its address as set out below:

Spark:

Spark Therapeutics, LLC

3501 Civic Center Blvd., 5th Floor

Philadelphia, PA 19104

USA

Attention: Jeffrey Marrazzo, CEO

Genable:

Genable Technologies Limited

c/o Delta Partners

Media House, South County Business Park

Leopardstown, Dublin 18

Ireland

Attention: Jason Loveridge, CEO

or as otherwise specified by the relevant Party by notice in writing to each other Party.

Any notice shall be deemed to have been duly received:

(i)	if delivered personally, when left at the address and for the contact referred to in this Paragraph 13.6, or

(ii)	if delivered by commercial courier, on the date and at the time that the courier’s delivery receipt is signed.

A notice required to be given under this Agreement shall not be validly given if sent by e-mail. The provisions of this Paragraph 13.6 shall not apply to the service of any proceedings or other documents in any legal action.

13.7	This Agreement, or any obligations of a party under this Agreement, may not be assigned except as expressly provided in this Agreement. This Agreement may be assigned by either Party as part of a sale or transfer of substantially the entire business of the assigning Party relating to operations which concern this Agreement, provided that the assigning Party notifies the other Party in writing within [**] days of any assignment of this Agreement by the assigning Party.

13.8	Neither Party shall issue any press releases or public disclosures relating to this Agreement, other than the initial press release issued by the Parties pursuant to the License Agreement and any public disclosures that may be required pursuant to applicable securities laws and regulations, without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. Neither Party shall use the name or logo of the other Party, and Genable shall not use the name of past or present Spark employees, in any advertising, promotional or sales activities without prior written consent obtained from the other Party in each separate case, except as otherwise provided in this Agreement.

13.9	Neither Party to this Agreement shall be liable for delay in the performance of any of its obligations hereunder if such delay results from causes beyond its reasonable control, including, without limitation, acts of God, fires, strikes, acts of war, or intervention of a government authority, non-availability of raw materials, but any such delay or failure shall be remedied by such Party as soon as practicable.

13.10	This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute this Agreement.

13.11	Both Parties are independent contractors under this Agreement. Nothing herein contained shall be deemed to create an employment, agency, joint venture or partnership relationship between the Parties hereto or any of their agents or employees. Neither Party shall have any express or implied power to enter into any contracts or commitments or to incur any liabilities in the name of, or on behalf of, the other Party, or to bind the other Party in any respect whatsoever.

13.12	No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any third party beneficiary or on any person other than the Parties and their respective affiliates, successors and assigns.

IN WITNESS WHEREOF, duly authorized representatives of the Parties have duly executed this Agreement to be effective as of the Effective Date.

SPARK THERAPEUTICS, LLC:

/s/ Jeffrey D. Marrazzo	March 18, 2014
Signature of Authorized Official	Date

Jeffrey D. Marrazzo
Printed Name

President & CEO Title
Title

GENABLE TECHNOLOGIES LIMITED:

/s/ Jason Loveridge	18th MARCH 2014
Signature of Authorized Official	Date

/s/ Jason Loveridge
Printed Name

CEO
Title

APPENDIX A – Services

Spark will, make available its clinical, regulatory, manufacturing and general gene therapy expertise as well as facilitate arms-length agreements with Clinical Investigational Sites which will be needed for the clinical development of the Licensed Product.

Spark will provide these Services through attendance at Steering Group meetings and ad hoc telephonic and email communications as reasonably requested by Genable.

The primary role of the Steering Group will be to plan and monitor the execution of the development of Licensed Product leading to timely and successful US and European regulatory approval of Licensed Product.

Spark will participate in all such activities of the Steering Group which will include strategic advice and recommendations relating to the operational activities of the development program. Input will include, for example but not be limited to, review and input to pre-clinical and clinical protocols, decisions on appointment of advisors, input on the regulatory strategy, review of data and input to the resolution of issues arising during the development of Licensed Product.

For the avoidance of doubt, Spark will not be required under the Services to conduct any preclinical or clinical studies and related activities involving the Licensed Product including the preparation of clinical protocols, study reports or regulatory documents. The input required is solely in an advisory capacity.

The Steering Group may appoint subcommittees to deal with a specific issue or activity related to the development of Licensed Product. Spark will participate on such subcommittees as mutually agreed. One such subcommittee which shall be formed and on which Spark will participate will be a Joint Manufacturing Committee, as detailed in the Manufacturing Agreement, which will facilitate technical transfer of manufacturing information between the Parties as required for the timely and continued manufacture of Licensed Product. This subcommittee will report to the Steering Group.

APPENDIX B – Project Staff

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